FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release: Notice Regarding Distribution of Retained Earnings, which was filed with the Tokyo Stock Exchange on May 28, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 28, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

May 28, 2014

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Takuya Kozuki, Representative Director, President

Shares listed: Tokyo, New York and London Stock Exchange

Contact: Yasuyuki Yamaji, General Manager, Corporate Planning

Tel: +81-3-5771-0222

News Release: Notice Regarding Distribution of Retained Earnings

KONAMI CORPORATION (the “Company”) hereby announces the resolution passed at the meeting of its board of directors held on May 28, 2014 regarding the distribution of retained earnings with a record date of March 31, 2014.

1.	Details of year-end dividend

	Year-end dividend	Previous year-end dividend forecast (announced on May 8, 2014)	Year-end dividend for prior year, actual (year ended March 31, 2013)
Record date	March 31, 2014	March 31, 2014	March 31, 2013
Dividend per share	17.00 yen	17.00 yen	25.00 yen
Amount of dividend	2,356 million yen	-	3,465 million yen
Date of payment	June 13, 2014	-	June 6, 2013
Source of dividend	Retained earnings	-	Retained earnings

2.	Reasons for the distribution of retained earnings

The Company believes that the provision of dividends and the enhancement of corporate value are important ways to return profits to its shareholders. The Company aims to achieve a consolidated payout ratio of more than 30% and will endeavor to further increase the level of dividends. The Company also intends to use retained earnings for investments focused on business areas with good future prospects in order to continue to reinforce Konami Group’s growth potential and competitiveness.

A dividend of 17 yen per share was approved as a year-end dividend for the fiscal year ended March 31, 2014. As a result, including the interim dividend of 17 yen per share paid on November 28, 2013, dividends on an annual basis will be 34 yen per share.

(Reference) Details of the dividends on an annual basis
	Cash dividends per share (yen)
	Second quarter end	Year end	Annual total
Year ended March 31, 2014 (actual)	17.00	17.00	34.00
Year ended March 31, 2013 (actual)	25.00	25.00	50.00

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

End of File